PURCHASE AGREEMENT

THIS AGREEMENT is dated with effect as of the 18 day of December, 2007

BETWEEN:

ALMADEN MINERALS LTD., a corporation amalgamated under the laws of the Province of British Columbia and having its registered office located at  Suite 1103 - 750 West Pender Street, Vancouver, BC  V6C 2T8

(“Almaden”)

AND:

ROSS RIVER MINERALS INC., a corporation incorporated under the laws of the Province of British Columbia with its registered office situate at Suite 1004 - 750 West Pender Street, Vancouver, BC V6C 2T7

(“Ross River”)

WHEREAS:

A.

Almaden is the registered and beneficial owner of a 100% undivided interest in the RAM Quartz Mineral Claims located in the Yukon Territory as more particularly described in Schedule “A” attached hereto (the “Property”);

B.

Ross River Gold Ltd., which was subsequently acquired by Ross River by way of reverse takeover on May 31, 2002, entered into an option agreement dated as of the 31st day of May, 2000 with Fairfield Minerals Ltd., an amalgamating predecessor corporation of Almaden, to acquire a 70% interest in certain mineral claims, including the Property, which option agreement was extended by an amending agreement dated as of the 15th day of June, 2004 among Almaden, Ross River Gold Ltd. and Ross River (collectively, the “Old Agreements”); and

C.

The parties wish to terminate the Old Agreements and Almaden wishes to sell its 100% interest in the Property to Ross River on the terms and conditions herein set out.

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein, the parties hereto agree with each other as follows:

TERMINATION OF OLD AGREEMENTS

1.

Upon execution and delivery of this Agreement the parties hereto hereby terminate the Old Agreements and agree that they are replaced and superseded by this Agreement.

PURCHASE AND SALE

2.

Relying upon the warranties and representations contained in this Agreement and subject to the terms and conditions of this Agreement, Ross River agrees to purchase from

Almaden and Almaden agrees to sell, assign and transfer to Ross River, free and clear of all liens, charges and encumbrances, all 100% of Almaden’s right, title and interest to the Property for the Purchase Price (as defined below), SUBJECT TO the reservation by Almaden of a 2% net smelter returns royalty interest (“NSR”) in the Property in favour of Almaden to be calculated and paid to Almaden in accordance with the provisions of Schedule B attached hereto.

PURCHASE PRICE

3.

The Purchase Price for the Property shall be 100,000 Common shares in the capital of Ross River (the “Shares”) to be issued to Almaden together with the 2% NSR.

CLOSING DATE

4.

The purchase and sale of the Property shall be completed at a closing (the “Closing”) to be held at 10:00 am (Pacific time) on the date which is not less than three (3) business days after Ross River has obtained all necessary approvals from the TSX Venture Exchange for the transaction contemplated by this Agreement, including, without limitation, the issuance and delivery to Almaden of the Shares as provided in paragraph 3 hereof (the “Closing Date”) at the offices of Ross River or at such other place or time and in such manner as the parties may agree.

REPRESENTATIONS AND WARRANTIES OF ALMADEN

5.

Almaden, acknowledging that Ross River is entering into this Agreement in reliance thereon, represents and warrants to Ross River that:

(a)

Almaden is a corporation duly amalgamated, validly subsisting and in good standing as to the filing of annual returns under the laws of the Province of British Columbia;

(b)

Almaden has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize Almaden to enter into and perform its obligations under this Agreement have been properly taken;

(c)

Almaden has all necessary corporate power to own the Property and to carry on its business as now conducted and Almaden is registered as an extra-territorial corporation under the laws of the Yukon Territory and in good standing with respect to the filing of returns under the laws the Yukon Territory;

(d)

Almaden is the recorded and beneficial owner of 100% of the Property free and clear of all liens, charges and encumbrances except for the Old Agreements;

(e)

except for the rights of Ross River pursuant to the Old Agreements, no person, firm or corporation has any agreement, option or right for, or right of capable becoming an agreement, option or right for the purchase or other acquisition of any interest in or to the Property;

(f)

there is no adverse claim or challenge against or to the ownership of or title of Almaden to the Property, nor to the knowledge of Almaden is there any basis therefor;

(g)

no person, firm or corporation has any proprietary interest in the Property (other than Almaden and Ross River to the extent of the Old Agreements), and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates removed from the Property;

(h)

all activities carried out on the Property by Almaden and, to the best of its knowledge, its predecessors entitled prior to the date of this Agreement, or carried out in strict compliance with all applicable environmental laws and regulations and there is, to the best of the knowledge of Almaden, no hazardous waste situate on or in the Property and, to the best of the knowledge of Almaden, there is at the date of this Agreement, no significant reclamation required in respect of any of the quartz mineral claims comprising the Property; and

(i)

there are no actions, suits, or legal, administrative, or other proceedings or investigations pending or, to the best knowledge of Almaden, threatened, before any court, agency or tribunal to which Almaden is a party in respect of the Property.

REPRESENTATIONS AND WARRANTIES BY ROSS RIVER

6.

Ross River, acknowledging that Almaden is entering into this Agreement in reliance thereon, represents and warrants to Almaden that:

(a)

Ross River is a corporation duly incorporated and validly subsisting and in good standing as to the filing of annual returns under the laws of the Province of British Columbia;

(b)

Ross River has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize Ross River to enter into and perform this Agreement have been properly taken;

(c)

Ross River has all necessary corporate power to acquire and own the Property and to carry on its business as now conducted or proposed to be conducted by it and is duly registered as an extra-territorial company under the laws of the Yukon Territory and is in good standing with respect to the filing of annual returns under the laws of the Yukon Territory;

(d)

the issuance of Shares to Almaden pursuant to the terms of this Agreement will not result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Ross River is a party or by which Ross River is bound and to which any of the properties or assets of Ross River are subject, nor will such action conflict with or result in any violation of the provision of the charter documents of Ross River or any order, rule or regulation of any court or governmental agency having jurisdiction over Ross River;

(e)

subject to obtaining the approval of the TSX Venture Exchange, no consent, approval, authorization, order, registration, notification or qualification of or with any court, governmental agency, stock exchange or regulatory authority is required for the issue of the Shares as contemplated by this Agreement;

(f)

the Shares when issued after approval for the listing and issuance thereof has been obtained from the TSX Venture Exchange will be issued by Ross River to Almaden as fully paid and non-assessable shares and freely tradable shares subject to the usual securities restrictive hold period of four months and one day after the date of their issuance; and

(g)

that it has delivered to Almaden all data and information developed or available to Ross River from previous exploration of the Property or if none has been developed or is available, Ross River represents and warrants that there is no such data or information it being hereby acknowledged by Ross River that due fulfilment of this provision is a pre-condition to this entire agreement.

TSX VENTURE EXCHANGE APPROVAL

7.

Forthwith after the execution and delivery of this Agreement, Ross River shall agree to prepare, file and process an application with the TSX Venture Exchange seeking the approval of such Exchange for the transaction contemplated by this Agreement, including, without limitation, the approval for the listing and issuance of the Shares as part of the Purchase Price and to take all necessary actions to acquire such approval.

CLOSING PROCEDURES

8.

At the Closing Date:

(a)

Almaden shall deliver to Ross River:

(i)

a certified copy of a directors’ resolution of Almaden authorizing the entry into and performance of this Agreement by Almaden; and

(ii)

Transfer form(s) in registerable form transferring 100% of title in and to the Property to Ross River;

(b)

Ross River shall deliver to Almaden:

(i)

a certified copy of a directors’ resolution of Ross River authorizing the entry into and performance of this Agreement by Ross River;

(ii)

a share certificate for the Shares registered in the name of Almaden; and

(iii)

if requested by Almaden, a notice of the 2% NSR in favour of Almaden in a form suitable for registration by Almaden executed by Ross River

(c)

The transfer form(s) under paragraph 8(a)(ii) will be pre-delivered to the legal counsel for Ross River so it (they) can be recorded at the Yukon Mining Recorder’s office when the other closing documents are available and the share certificate under paragraph 8(b)(ii) will be delivered to Almaden upon confirmation that the transfer of the Property to Ross River has been duly recorded in the Yukon Mining Recorder’s office.

NOTICE

9.

Any notice to be given by a party to another shall be in writing and shall either be mailed by prepaid registered post, personally delivered or emailed, addressed as follows:

If to Almaden:

Almaden Minerals Ltd.

Suite 1103 - 750 West Pender Street

Vancouver, BC  V6C 2T8

Attention: Morgan Poliquin, President

Email: rockman@almadenminerals.com

If to Ross River:

Ross River Minerals Inc.

Suite 1004 - 750 West Pender Street

Vancouver, BC  V6C 2T8

Attention: Marcus Foster, President

Email: mfoster@rossriverminerals.com

or to such other address, facsimile number or email address as either party hereto may from time to time designate by written notice to the other party hereto. Any such notice shall be considered to have been given and received by the party to whom it is addressed on delivery if delivered on a business day in British Columbia (“Business Day”) or on the date of facsimile transmission or email if sent by facsimile or email during normal business hours on a Business Day and otherwise on the next succeeding Business Day, and if mailed, then on the third Business Day after it has been mailed, except in the event of disruption of mail services in which event the notice shall be delivered or transmitted by facsimile or email.

TIME OF ESSENCE

10.

Time will be of the essence of this Agreement.

ENTIRE AGREEMENT

11.

This Agreement and the agreements contemplated by it constitute the entire Agreement between the parties with respect to the subject matter thereof and, except as stated in this

Agreement and in the instruments and documents to be executed and delivered under it, contains all the covenants, representations, and warranties of the respective parties relating to this Agreement. There are no oral representations or warranties among the parties of any kind. This Agreement may not be amended or modified in any respect except by written instrument signed by each of the parties.

ENUREMENT

12.

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

FURTHER ASSURANCES

13.

Each of the parties hereto will from time to time and upon reasonable request do, execute and deliver all further assurances, acts and documents for the purpose of giving full force and effect to the covenants, agreements and provisions herein contained.

GOVERNING LAW

14.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and each party attorns to the exclusive jurisdiction of the courts of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the pages following before a notary public on the dates and year indicated.  In doing so, the parties each acknowledge and agree that this Agreement shall be effective and binding as of the day and year first above written.

ALMADEN MINERALS LTD.

Per:

“Duane Poliquin”

Authorized Signatory

Per:

Authorized Signatory

ROSS RIVER MINERALS INC.

Per:

“Marcus Foster”

Authorized Signatory

Per:

Authorized Signatory

This is SCHEDULE “A” to the Purchase Agreement dated as of December 18, 2007 between ALMADEN MINERALS LTD. and ROSS RIVER MINERALS INC.

District Name	Regulation	Claim name	Claim number	Claim owner	Recording date / Claim expiry date
Watson Lake	Quartz	RAM	485 YA72060	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	486 YA72061	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	487 YA72062	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	488 YA72063	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	489 YA72064	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	490 YA72065	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	491 YA72066	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	492 YA72067	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	497 YA72072	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	498 YA72073	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	499 YA72074	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	500 YA72075	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	501 YA72076	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	502 YA72077	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	503 YA72078	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	504 YA72079	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	509 YA72084	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	510 YA72085	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2017/12/31
Watson Lake	Quartz	RAM	511 YA72086	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	512 YA72087	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	513 YA72088	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	514 YA72089	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	515 YA72090	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	516 YA72091	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	521 YA72096	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2013/12/31
Watson Lake	Quartz	RAM	522 YA72097	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2013/12/31
Watson Lake	Quartz	RAM	523 YA72098	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	524 YA72099	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2014/12/31

Watson Lake	Quartz	RAM	525 YA72100	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	526 YA72101	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	527 YA72102	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	528 YA72103	ALMADEN MINERALS LTD. - 100%	9/28/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	543 YA72194	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	544 YA72195	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	545 YA72196	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	546 YA72197	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	547 YA72198	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	548 YA72199	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2019/12/31
Watson Lake	Quartz	RAM	549 YA72200	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	550 YA72201	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	551 YA72202	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	552 YA72203	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	554 YA72205	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2013/12/31
Watson Lake	Quartz	RAM	615 YA72266	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	616 YA72267	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	617 YA72268	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	618 YA72269	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2015/12/31
Watson Lake	Quartz	RAM	619 YA72270	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	620 YA72271	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2018/12/31
Watson Lake	Quartz	RAM	621 YA72272	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	622 YA72273	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	692 YA72343	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	694 YA72345	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	696 YA72347	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	698 YA72349	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	700 YA72351	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	702 YA72353	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	703 YA72354	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	704 YA72355	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	705 YA72356	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31

Watson Lake	Quartz	RAM	706 YA72357	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	707 YA72358	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	708 YA72359	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	709 YA72360	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	710 YA72361	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	711 YA72362	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	712 YA72363	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	713 YA72364	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31
Watson Lake	Quartz	RAM	714 YA72365	ALMADEN MINERALS LTD. - 100%	10/23/1984 0:00 2014/12/31

This is SCHEDULE “B” to the Purchase Agreement dated as of December 18, 2007 between ALMADEN MINERALS LTD. and ROSS RIVER MINERALS INC.

NET SMELTER RETURNS ROYALTY

1.

The Net Smelter Returns Royalty (“NSR Royalty”) will be two (2%) percent of the Net Smelter Returns derived from the Property (as determined pursuant to Section 2 below) and will be paid to the Payee by the Payor in accordance with the terms of this Schedule “B”.

2.

The Net Smelter Returns will be calculated on a calendar quarterly basis and will be equal to Gross Revenue (as hereinafter defined) less Permissible Deductions (as hereinafter defined) for such quarter.

3.

In this Schedule, the following words have the following meanings:

(a)

“Gross Revenue” means the aggregate of the following revenues (without duplication) actually received or accrued in each quarterly period:

(i)

the revenue from arm’s length purchasers of all Mineral Products;

(ii)

the fair market value of all Mineral Products sold to persons not dealing at arm’s length with the Payor; and

(iii)

any proceeds of insurance on Mineral Products;

(b)

“Mineral Products” means all ores, concentrates, minerals and refined or semi-refined products produced from the Property;

(c)

“Payor” means Ross River or its successors and assigns which is (are) required to make payment to the other party (parties) holding the Net Smelter Returns Royalty;

(d)

“Payee” means Almaden or its successors and assigns which is (are) the holder(s) of the NSR Royalty and which is (are) entitled to receive payment thereunder from the other party (parties) which is (are) the owner(s) of the Property;

(e)

“Permissible Deductions” means the aggregate of the following charges (without duplication) that are paid or accrued with respect to the Property in each quarterly period:

(i)

all costs, expenses and charges of any nature whatsoever which are either paid or incurred in connection with refinement or beneficiation of Mineral Products, including all smelter and refinery charges and all weighing, sampling, assaying, representation and storage costs, any umpire charges, and any penalties charged by the processor, refinery or smelter, but not including mining, milling or concentration charges paid or incurred with respect to Mineral Products,

(ii)

transportation costs for Mineral Products from the Property to the place of beneficiation, processing or treatment and thence to the place of delivery of Mineral Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

(iii)

sales charges levied by any sales agent on the sale of Mineral Products,

(iv)

all insurance on Mineral Products, and

(v)

any sales, excise, production, import, export and other taxes and levies, including mining taxes on such Mineral Products (but excluding income taxes); and

(f)

All terms which are defined in the Purchase Agreement and are used herein shall have the same meaning as defined in the Purchase Agreement, unless the context expressly requires otherwise.

4.

For greater certainty, and without limiting the generality of the foregoing, all charges deducted by an arm’s length purchaser of ores or concentrates whether for smelting, treatment, handling, refining, storage or any other operation on or service relating to the Mineral Products that occurs after the point of sale shall be considered to be legitimate deductions in arriving at the Net Smelter Returns amount.

5.

Payor shall have the right to commingle ore or concentrates produced from the Property with ores or concentrates produced from other mineral properties in which the Payor may have an interest, provided that Payor shall (i) adopt and employ reasonable practices and procedures for weighing, determining moisture content, sampling and assaying such ore or concentrates and recording such data; and (ii) utilize reasonably accurate recovery factors to determine the amount of Mineral Products allocable to the Property.  The Payee or its authorized representative shall have the right at all reasonable times during normal business hours to examine and audit from time to time at its own expense the records of the Payor relative to the commingling of ores and concentrates produced from the Property.

6.

Payor agrees to maintain up-to-date and complete records for any operations carried out in respect of the Property in respect of which a NSR Royalty is payable.  If treatment and/or smelting of the Mineral Products derived from such operations is performed off the Property, accounts, records, statements and returns relating to such treatment and smelting arrangements shall be maintained by Payor.  Payee or its agents shall have the right at all reasonable times during normal business hours to inspect such accounts, records, statements and returns and make copies thereof at its own expense for the sole purpose of verifying the amount of NSR Royalty payments.

7.

The NSR Royalty will be calculated and paid within 60 days after the end of each calendar quarter.  Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show the payment’s derivation (the “Statement”) must be submitted with the payment.

8.

In the event that final amounts required for the calculation of the Royalty are not available within the time period referred to in Section 7 of this Schedule B, then provisional amounts will be estimated and the NSR Royalty paid on the basis of this provisional calculation.  Positive or negative adjustments will be made to the Royalty payment of the succeeding quarter.

9.

Subject to the adjustment provisions of this Schedule B, all NSR Royalty payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice (“Objection Notice”) describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Payee of this Statement.  If the Payee objects to a particular Statement as herein provided, the Payee will, for a period of sixty (60) days after the Payor’s receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor’s accounts and records relating to the calculation of the NSR Royalty in question audited by the auditors of the Payee.  If such audit determines that there has been a deficiency or an excess in the payment made to the Payee such deficiency or excess will be resolved by adjusting the next quarterly NSR Royalty payment due hereunder.  The Payee will pay all the costs and expenses of such audit unless a deficiency of five (5%) percent or more of the amount due is determined to exist.  The Payor will pay the costs and expenses of such audit if a deficiency of five (5%) percent or more of the amount due is determined to exist.  All books and records used and kept by the Payor to calculate the NSR Royalty due hereunder will be kept in accordance with Canadian generally accepted accounting principles.  Failure on the part of the Payee to make claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and NSR Royalty payments for such quarter, and forever preclude the filing of exceptions thereto or making of claims for adjustment thereon by the Payee.  Nothing herein will limit the Payee’s rights arising out of fraud.

10.

The Payor shall not be obligated to carry out mining operations on the Property unless it has concluded that it is economically feasible for it to do so profitably.